UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 20, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release: AngloGold Confirms Receipt of Strike Notice at South Africa Mines

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
20 January 2014
AngloGold Confirms Receipt of Strike Notice at South Africa Mines
(Johannesburg)--
AngloGold Ashanti confirms that the Association of Mineworkers and
Construction Union (AMCU) has served notice that it intends to call a strike by its members at the company’s South Africa operations, starting Thursday, 23 January 2014. The strike will also affect some mines owned and operated by other large, South African gold producers covered by the industry’s collective bargaining structure.

The strike has been called in respect of the 2013 wage negotiations. These negotiations were concluded on 10 September 2013 when a multi-year agreement was reached between South
Africa’s major gold producers, represented in a collective bargaining forum by the Chamber of
Mines, and three of the four unions (the National Union of Mineworkers, United Association of
South Africa and Solidarity), representing 72% of the gold sector’s employees at the time.
AMCU, which represented about 17% of employees at the time and participated in the central level negotiations, did not accept the agreement.

The September 2013 agreement was made applicable to all employees who form part of the bargaining unit, irrespective of their trade union affiliation. The agreed increase, of between
7.5% and 8% in the first year, was backdated to 1 July 2013. AMCU members have all benefited from this increase.

AMCU’s certificate applying to this strike was obtained from the Council for Conciliation,
Mediation and Arbitration in September 2013, prior to the agreement being made applicable to all employees in the bargaining unit.

In terms of the ‘peace clause’ contained in the existing wage agreement: there can be no strike action regarding terms and conditions of employment during the existence of the agreement;
the issue of conditions of employment has been settled for the duration of the agreement; and
no demands may be made during the course of the agreement. Accordingly, any strike action about terms and conditions of employment during the existence of the agreement will be in contravention of the ‘peace clause’, and thus unprotected.

Any strike action by AMCU members will be opposed by the gold producers covered in the wage agreement.
SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts
Media
Stewart Bailey
+27-81-032-2563/+27-11-637-6031
Chris Nthite
+27-83-301-2481/+27-11-637-6388
Investors
investors@anglogoldashanti.com
Stewart Bailey
+27-81-032-2563/+27-11-637-6031
Fundisa Mgidi
+27-11-637-6763/+27-82-821-5322
Sabrina Brockman
+1 (212) 858 7702 / +1 646 379 2555

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the United States Securities and Exchange Commission (“SEC”) on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS.
In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: January 20, 2014
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
           Secretary